SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                   Report on Form 6-K dated February 15, 2005


                           Commission File No. 1-14838

                               ___________________
                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)


 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
                         Rule 12g3-2(b): 82- __________

Enclosure: Press release dated February 15, 2005, announcing Rhodia's sales for the fourth quarter of 2004.


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[OBJECT OMITTED]

                                                                   PRESS RELEASE


                         RHODIA: 2004 SALES IMPROVEMENT


Paris, February 15, 2005 --- Rhodia announced today consolidated net sales of 1,233 million euros for the fourth quarter of 2004, a 10.6% increase over the same period in 2003 on the same basis (constant structure and exchange rates).

This performance reflects the strong emphasis in 2004 on raising selling prices which resulted in a 7.7% increase in prices in the fourth quarter of 2004 compared with 2003, excluding transactional exchange rate effects (-1.1%). Over the same period, volumes rose 4.1% compared to 2003.

Sales for the full year 2004 increased 6.8% to 5,281 million euros compared to 2003 on the same basis (constant structure and exchange rates). In an environment of sustained demand in most of the Group's markets, especially in Asia, the US and Latin America, volumes grew 5.3% compared to 2003 while prices increased 2.7%, excluding transactional exchange rate effects (-1.2%).

Rhodia will publish its 2004 results March 1, 2005, before the opening of the Paris Bourse.


                          RHODIA CONSOLIDATED NET SALES
                          -----------------------------

In millions of euros
                               2003              2003              2004
                             Reported          Restated

--------------------------------------------------------------------------------
       1st Quarter            1,428             1,347             1,348
--------------------------------------------------------------------------------
       2nd Quarter            1,407             1,349             1,411
--------------------------------------------------------------------------------
       3rd Quarter            1,300             1,134             1,289
--------------------------------------------------------------------------------
       4rd Quarter            1,317             1,115             1,233
--------------------------------------------------------------------------------
        Full Year             5,452             4,946             5,281
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
This press release is available on Rhodia's corporate website at: www.rhodia.com beginning at 8:30 a.m.
--------------------------------------------------------------------------------


Rhodia is a global specialty chemicals company recognized for its strong technology positions in applications chemistry, specialty materials & services and fine chemicals. Partnering with major players in the automotive, electronics, fibers, pharmaceuticals, agrochemicals, consumer care, tires and paints & coatings markets, Rhodia offers tailor-made solutions combining original molecules and technologies to respond to customers' needs. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)5.4 billion in 2003 and employs 23,000 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.


CONTACTS
Press Relations
---------------
Lucia Dumas                  +33 1 55 38 40 25
Anne-Laurence de Villepin    +33 1 55 38 40 25

Investor Relations
------------------
Nicolas Nerot                +33 1 55 38 43 08

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




Date: February 15, 2005                     RHODIA

                                            By:    /s/ BRUNO MOUCLIER
                                                   -------------------------
                                            Name:  Bruno Mouclier
                                            Title: Chief Financial Officer